Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Ethan Allen Interiors Inc., a Delaware corporation, as of June 30, 2025. This list includes companies owned (directly or indirectly) or controlled by Ethan Allen Interiors Inc.

Subsidiary*	State or Country of Incorporation
Ethan Allen Global, Inc.	Delaware
Ethan Allen Retail, Inc.	Delaware
Ethan Allen Operations, Inc.	Delaware
EAIC, Inc.	Delaware
Ethan Allen Finance Corporation	Delaware
Lake Avenue Associates, Inc.	Connecticut
Cut and Sew Manufacturing Operations, S. de. R.L de C.V.	Mexico
Cut and Sew Realty, S. de. R.L de C.V.	Mexico
Ethan Allen, S.A.	Honduras
Ethan Allen (Canada) Inc.	Canada
Ethan Allen Realty Co. Ltd	Canada
EthanAllen.com	Delaware
Manor House, Inc.	Delaware
Ethan Allen Miami, LLC (75%)	Florida

* All subsidiaries are wholly-owned unless otherwise noted.